Exhibit 99.1

Baja Mining Corp.
Condensed Interim Consolidated Financial Statements - Unaudited
September 30, 2011
(expressed in thousands of US dollars)

Baja Mining Corp.
Condensed Consolidated Balance Sheets - Unaudited
As at September 30, 2011 and December 31, 2010
(expressed in thousands of US dollars, unless stated otherwise)

	September 30,	December 31,
	2011	2010
ASSETS

Cash and cash equivalents	15,073	48,151
Short-term deposits	33,430	-
Other receivables	14,238	3,272
Deposits and prepaid expenses	815	764
Current assets	63,556	52,187

Restricted cash (note 4)	13,002	103,342
Deposits	8,983	483
Inventory	2,761	-
Deferred financing costs (note 5)	28,743	30,648
Mineral properties (note 6)	431,617	193,767
Property, plant and equipment (note 7)	37,839	7,057
Derivative asset (note 11(a))	6,565	3,746

Total assets	593,066	391,230

LIABILITIES AND EQUITY

Accounts payable and accrued liabilities	44,362	14,571
Current portion of environmental liabilities (note 8)	-	328

Current liabilities	44,362	14,899
Environmental liabilities (note 8)	11,636	359
Subordinated long-term debt (note 10)	238,919	75,087
Derivative liabilities (note 11(b))	39,830	72,730
Other long-term liabilities	2,340	-

Total liabilities	337,087	163,075

Share capital (note 12)	289,101	284,029
Contributed surplus	108,066	102,147
Deficit	(125,163)	(146,762)
Accumulated other comprehensive income (loss)	(1,344)	11,877

Equity attributable to shareholders of the Company	270,660	251,291
Non-controlling interests	(14,681)	(23,136)

Total equity	255,979	228,155

Total liabilities and equity	593,066	391,230

Senior long-term debt facilities (note 9)
Commitments (note 15)
Subsequent event (note 18)

Approved by the Board and authorized for issue on November 8, 2011.

/s/ John Greenslade	Director	/s/ Graham Thody	Director

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Baja Mining Corp.
Condensed Consolidated Statements of Operations - Unaudited
For the three and nine months ended September 30, 2011 and 2010
(expressed in thousands of US dollars, unless stated otherwise)

	Three months ended		Nine months ended
		September 30,		September 30,
	2011	2010	2011	2010
		(note 17)		(note 17)
Expenses
General and administration	604	664	1,983	929
Wages and subcontractors	1,000	334	3,634	1,849
Stock-based compensation (note 12(c))	1,156	119	4,362	413
Depreciation	438	111	1,174	176
Management and directors fees (note 13)	160	93	899	206
Professional and consulting fees	416	585	1,641	1,269
Research	115	121	631	447
Shareholders information	101	256	745	556
Impairment charges	-	-	2,746	-

Loss before other items	(3,990)	(2,283)	(17,815)	(5,845)

Foreign exchange gain (loss)	18,023	(1,648)	10,075	551
Fair value adjustment on derivative instruments (note 11)	64,889	-	39,234	-
Net financing cost and other income	48	57	285	56
Change in estimate – refundable deposit liability	-	-	-	1,113

Income (loss) before tax	78,970	(3,874)	31,779	(4,125)

Taxation expense	(619)	(52)	(1,725)	(32)

Income (loss) for the period	78,351	(3,926)	30,054	(4,157)

Income (loss) for the period attributable to:
Shareholders of the Company	60,177	(4,062)	21,599	(4,081)
Non-controlling interests	18,174	136	8,455	(76)

Earnings (loss) per share –
Basic	0.18	(0.03)	0.06	(0.03)
Diluted	0.18	(0.03)	0.06	(0.03)

Weighted average number of shares outstanding –
Basic	337,971,584	155,394,880	336,397,111	147,655,115
Diluted	342,619,228	155,394,880	342,197,164	147,655,115

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Baja Mining Corp.
Condensed Consolidated Statements of Comprehensive Income (Loss) – Unaudited
For the three and nine months ended September 30, 2011 and 2010
(expressed in thousands of US dollars, unless stated otherwise)

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
		(note 17)		(note 17)
Income (loss) for the period	78,351	(3,926)	30,054	(4,157)

Other comprehensive income (loss)
Currency translation adjustment	(22,655)	3,714	(13,221)	2,342

Total comprehensive income (loss)	55,696	(212)	16,833	(1,815)

Total comprehensive income (loss) attributable to:
Shareholders of the Company	37,522	(348)	8,378	(1,739)
Non-controlling interests	18,174	136	8,455	(76)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Baja Mining Corp.
Condensed Consolidated Statement of Changes in Equity- Unaudited
(expressed in thousands of US dollars, unless stated otherwise)

					Accumulated
					other		Non-
	Share capital		Contributed		comprehensive		controlling
	Number	Amount	surplus	Deficit	income (loss)	Total	interests	Total
Balance – January 1, 2010	143,394,337	97,191	125,271	(77,182)	-	145,280	-	145,280
Loss for the period	-	-	-	(4,081)	-	(4,081)	(76)	(4,157)
Currency translation adjustment	-	-	-	-	2,342	2,342	-	2,342
Bought deal financing, net of share issuance costs	21,875,000	15,290	-	-	-	15,290	-	15,290
Exercise of stock options	587,500	467	(251)	-	-	216	-	216
Stock-based compensation expense	-	-	605	-	-	605	-	605
Fair value of warrants issued	-	-	287	-	-	287	-	287
Fair value differential of loans from	-	-	5,580	-	-	5,580	-	5,580
non-controlling interests
Modification of loans from non-controlling interests	-	-	(33,762)	-	-	(33,762)	-	(33,762)
Balance – September 30, 2010	165,856,837	112,948	97,730	(81,263)	2,342	131,757	(76)	131,681
Loss for the period	-	-	-	(65,499)	-	(65,499)	(23,060)	(88,559)
Currency translation adjustment	-	-	-	-	9,535	9,535	-	9,535
Bought deal financing, net of share issuance costs	167,325,000	170,477	-	-	-	170,477	-	170,477
Exercise of stock options	991,250	604	(254)	-	-	350	-	350
Stock-based compensation expense	-	-	827	-	-	827	-	827
Fair value of warrants issued	-	-	3,614	-	-	3,614	-	3,614
Fair value differential of loans from non-controlling interests	-	-	230	-	-	230	-	230
Balance – December 31, 2010	334,173,087	284,029	102,147	(146,762)	11,877	251,291	(23,136)	228,155
Income for the period	-	-	-	21,599	-	21,599	8,455	30,054
Currency translation adjustment	-	-	-	-	(13,221)	(13,221)	-	(13,221)
Exercise of stock options	3,953,750	4,869	(3,194)	-	-	1,675	-	1,675
Stock-based compensation expense	-	-	6,471	-	-	6,471	-	6,471
Exercise of warrants	101,813	203	(99)	-	-	104	-	104
Fair value differential of loans from non-controlling interests	-	-	(1,321)	-	-	(1,321)	-	(1,321)
Fair value differential of Baja funding loan	-	-	4,062	-	-	4,062	-	4,062
Balance – September 30, 2011	338,228,650	289,101	108,066	(125,163)	(1,344)	270,660	(14,681)	255,979

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Baja Mining Corp.
Condensed Consolidated Statement of Cash flows - Unaudited
For the nine months ended September 30, 2011 and 2010
(expressed in thousands of US dollars, unless stated otherwise)

	Nine months ended
		September 30,
	2011	2010
		(note 17)
Cash flows from operating activities
Income (loss) for the period	30,054	(4,157)
Items not affecting cash
Depreciation and accretion	1,063	183
Stock-based compensation expense	4,362	413
Unrealized foreign exchange	(10,067)	1,974
Fair value adjustment on derivative instruments	(39,234)	-
Impairment charges	2,746	-
Income tax provision	1,736	-
Change in estimate – refundable deposit liability	-	(1,113)
	(9,340)	(2,700)
Income tax paid	-	(804)
Special warrants liability payment	(333)	(333)
Net changes in working capital balances
Other receivables	(10,984)	(1,446)
Deposits and prepaid expenses	(75)	(370)
Accounts payable and accrued liabilities	(91)	(696)
	(20,823)	(6,349)

Cash flows from investing activities
(Investment in) redemption of short term deposits	(35,542)	15,608
Expenditure on mineral properties	(196,311)	(18,080)
Acquisition of property, plant and equipment	(24,238)	(1,940)
Reduction of (increase in) of restricted cash	90,304	(731)
Increase in other long-term liabilities	681	-
Increase in long-term deposits	(8,505)	(462)
Increase in inventory	(2,761)	-
	(176,372)	(5,605)
Cash flows from financing activities
Net proceeds from issuance of common shares	1,779	15,794
Expenditure on deferred financing costs	(2,093)	(3,232)
Proceeds from subordinated long-term debt	163,867	7,770
	163,553	20,332

Effect of exchange rate changes on cash and cash equivalents	564	270

(Decrease) increase in cash and cash equivalents	(33,078)	8,648
Cash and cash equivalents - Beginning of period	48,151	5,969

Cash and cash equivalents - End of period	15,073	14,617

Supplemental cash flow information (note 16)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
September 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of Operations

Baja Mining Corp. (“the Company”) was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company’s primary focus is the development of the El Boleo copper-cobalt-zinc-manganese deposit (the “Boleo Project”) located near Santa Rosalia, Baja California Sur, Mexico. The Company is a reporting issuer and trades on the Toronto Stock Exchange, the Frankfurt Stock Exchange and the OTC:QX International. The Company is domiciled in Canada and its registered office is 500 – 200 Burrard Street, Vancouver, British Columbia, V6C 3L6.

These consolidated financial statements include the accounts of Baja Mining Corp. and its subsidiaries. The Company’s significant subsidiaries are Baja International, S.à r.l. (“Baja Luxembourg”) and its wholly owned subsidiary Boleo International, S.à r.l. (“Boleo Luxembourg”). Boleo Luxembourg holds a 70% interest in Minera y Metalúrgica del Boleo, S.A. de C.V. (“MMB”), which holds the mineral property rights to the Boleo Project. In addition, MMB holds a 100% interest in Desarrollos y Servicios Costeros, S.A. de C.V. (“Costeros”) and Servicios y Desarrollos Meseta Central, S.A. de C.V. (“Meseta”).

During 2010, the Company commenced construction of a mine at its Boleo Project after completion of debt and equity financings (notes 9, 10 and 18). The Company commenced surface mining activities in the second quarter of 2011 and underground mining activities in the third quarter of 2011.

2	Basis of preparation and first-time adoption of International Financial Reporting Standards

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, these condensed interim consolidated financial statements have been prepared on this basis. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting and IFRS 1 First-time adoption of International Financial Reporting (“IFRS 1”). The accounting policies and methods of computation applied in these condensed interim consolidated financial statements are the same as those applied in the Company’s condensed interim consolidated financial statements for the period ended March 31, 2011. The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect. Note 17 discloses the impact of transition to IFRS on the Company’s reported balance sheet as at September 30, 2010, and results of operations and cash flows for the three and nine months ended September 30, 2010, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
September 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

2	Basis of preparation and first-time adoption of International Financial Reporting Standards (continued)

The accounting policies applied in these condensed interim consolidated financial statements are those based on IFRS effective as of November 8, 2011, the date the Board of Directors approved the financial statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these condensed interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual consolidated financial statements for the year ended December 31, 2010 and the Company’s IFRS condensed interim consolidated financial statements for the period ended March 31, 2011.

Amounts designated as “Cdn$” refers to thousands of Canadian dollars, except for “Cdn$ per share” information which are in Canadian dollars.

3	Key sources of estimation uncertainty and critical accounting judgements

a)	Key sources of estimation uncertainty

The preparation of the consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of certain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual results may differ from those estimates.

Estimates are reviewed on an ongoing basis using historic experience and other factors that are considered relevant given the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

In addition to those disclosed in the Company’s interim consolidated financial statements for the period ended March 31, 2011, significant assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period include the following:

(i)	Fair value of subordinated loan and funding loan

The subordinated loan from the Korean Development Bank (note 10(a)) and the funding loan from the Korean Consortium (note 10(b)) meet the definition of financial liabilities and are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. The Company used valuation techniques to estimate the fair value of the funding loan, and any changes in the assumptions used could result in a change in the fair value of the financial liability.

(ii)	Fair value of derivative instruments

The Company’s derivative instruments are measured at fair value using valuation techniques, and any changes in assumptions used to estimate the fair value could result in a change in fair value of the derivative instruments. The Company’s derivative instruments include a mandatory prepayment option on the Baja funding loan (note 11(b)(ii)).

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
September 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

3	Key sources of estimation uncertainty and critical accounting judgements (continued)

b)	Critical judgements in applying accounting policies

The critical judgements made by the Company’s management in the process of applying the Company’s accounting policies, apart from those involving estimation (note 3(a)), which have the most significant effect on the amounts recognized in the Company’s consolidated financial statements include the following:

(i)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that the exploration, evaluation and development costs that have been capitalized are economically recoverable. Management uses several criteria to assess economic recoverability and probability of future economic benefit including geological and metallurgic information, scoping and feasibility studies, existing permits and life of mine plans.

4	Restricted cash

	September 30,	December 31,
	2011	2010
Construction funds (a)(i)	7,535	99,003
Reclamation fund (a)(ii)	3,500	3,500
Amounts restricted through credit facilities (b)	1,967	839

	13,002	103,342

a)	As required under the senior debt arrangement signed on September 28, 2010 (note 9), the Company set up certain trust accounts for project funding:

(i)	Funds from this account may be drawn on a monthly basis and used only on the Boleo Project.

(ii)	The Company deposited $3,500 into a Reclamation and Closing Account. The funds from this account are to be used solely for the payment of approved closure and reclamation costs of the Boleo Project.

b)

The Company has provided a letter of credit (“LC”) related to a tenant improvement allowance for $740 (Cdn$757). The LC will reduce evenly over the 10 year lease beginning after the second year. In addition, the Company obtained certain operating credit facilities for which it provided $77 (Cdn$80) in security deposits. The Company also provided LC’s to the value of $1,150 as security for agreements related to the constructions and/or acquisition of equipment and other assets, which form part of the development of the Boleo Project.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
September 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

5	Deferred financing costs

Balance – December 31, 2010	30,648
Additions	1,789
Transfer to subordinated debt (notes 10(a) and 10(b))	(3,591)
Foreign exchange adjustment	(103)

Balance – September 30, 2011	28,743

6	Mineral properties

The acquisition and deferred costs capitalized on the Boleo Project are as follows:

			Deferred		Asset
		Mining	development	Construction	retirement	Total
	Land	concessions	costs	in progress	obligation
Cost

Balance – December 31, 2010	1,705	390	127,058	63,781	833	193,767

Additions	603	239	24,541	197,889	-	223,272
Share-based payments capitalized	-	-	2,109	-	-	2,109
Changes in estimate of reclamation provision	-	-	-	-	11,186	11,186
Borrowing costs capitalized	-	-	15,489	-	-	15,489
Transfer to property, plant and Equipment	-	-	-	(13,775)	-	(13,775)
Foreign currency translation	-	-	(431)	-	-	(431)

Balance – September 30, 2011	2,308	629	168,766	247,895	12,019	431,617

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
September 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

7	Property, plant and equipment

	Computer		Machinery,	Office
	equipment	Leasehold	plant &	equipment &
	& software	improvements	equipment	furniture	Vehicles	Buildings	Total
Cost

Balance – December 31, 2010	1,597	2,261	867	1,190	1,358	2,028	9,301
Additions	1,454	38	18,097	103	2,712	452	22,856
Transfer from mineral properties	249	-	11,471	110	662	1,283	13,775
Disposals	-	(150)	-	(145)	-	-	(295)
Impairment	-	-	(2,746)	-	-	-	(2,746)
Foreign currency translation	(81)	84	-	(39)	(1)	-	(37)

Balance – September 30, 2011	3,219	2,233	27,689	1,219	4,731	3,763	42,854

Accumulated depreciation

Balance – December 31, 2010	(579)	(272)	(457)	(254)	(567)	(115)	(2,244)
Depreciation	(643)	(214)	(1,328)	(145)	(514)	(128)	(2,972)
Disposals	-	150	-	145	-	-	295
Foreign currency translation	37	(94)	-	(38)	1	-	(94)

Balance – September 30, 2011	(1,185)	(430)	(1,785)	(292)	(1,080)	(243)	(5,015)

Net carrying value

At December 31, 2010	1,018	1,989	410	936	791	1,913	7,057
At September 30, 2011	2,034	1,803	25,904	927	3,651	3,520	37,839

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
September 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

8	Environmental liabilities

	September 30,	December 31,
	2011	2010
Special warrants liability (a)	-	328
Asset retirement obligation (b)	11,636	359
	11,636	687
Less – current portion	-	(328)

Long-term balance	11,636	359

a)	Special warrants liability

On February 1, 2011, the Company made the final of four payments to the Commission of Natural Protected Areas (CONANP), Bank Monex and Ecobanca. Total payments were $1,100.

	Total Amount	Discounted
Balance – December 31, 2010	334	328
Accretion of discounted liability for the period	-	6
Less – Repayment	(334)	(334)

Balance – September 30, 2011	-	-

b)	Asset retirement obligation

Balance – December 31, 2010	359
Accretion of discounted liability for the period	91
Change in estimate – estimated cash flows (i)	11,109
Change in estimate – discount rate (ii)	77

Balance – September 30, 2011	11,636
Less – current portion	-

Long term balance – September 30, 2011	11,636

(i)	Additional surface disturbance during the period caused an increase in the expected amount of the remediation liability.

(ii)	The Company has adjusted its asset retirement obligation for a change in the risk-free discount rate, which was 2.68% at September 30, 2011 (December 31, 2010 – 3.48%).

The Company estimated as at September 30, 2011 that the undiscounted closure costs would amount to $22,098, taking into account an estimated inflation rate of 5% over an estimated remaining project life in excess of 24 years.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
September 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

9	Senior long-term debt facilities

On September 28, 2010 the Company finalized and signed the senior debt facilities outlined below, which are collateralized by a first mortgage over the Company’s assets and severally guaranteed by Korea Resources Corporation, LS Nikko Copper, Inc., Hyundai Hysco Co. Ltd., SK Networks Co. Ltd. and Iljin Materials Co. Ltd. (collectively “the Korean Consortium”) for their portion of the debt. The proceeds from the facilities are to be used exclusively for the construction, development, financing (consisting of interest and fees) and working capital costs of the Boleo Project.

Each of the facilities are to be drawn down pro-rata (note 18), subject to eligibility requirements associated with the US Exim facilities, following the injection and spending of the required contributions by the Company and the Korean Consortium, as well as compliance with a number of standard conditions precedent, which included the implementation of a hedging program (note 11(b)(i)).

Under the terms of the facilities, 35% of excess free cash flows available after debt servicing are required to be used to reduce the amounts outstanding under the facilities (“cash sweeps”), while the amounts needed for up to six months of debt servicing are required to be maintained in a separate Debt Service Reserve Account. Furthermore, the Company is permitted to make voluntary prepayments on the facilities without any penalty.

a)	Senior debt – Export-Import Bank of the United States (“US Exim”)

US Exim approved a debt facility of $419,612, which includes accrued interest and the capitalized exposure fee of $22,579. The loan bears interest at a fixed rate of 3.02% per annum. Such interest will be accrued and added to the principal outstanding, until the final economic completion date of the project (as defined in the lending agreement). The exposure fee will be added to the principal proportionately on each draw. The total indebtedness will be repayable in 23 equal instalments, every six months beginning December 18, 2013, subject to cash sweeps. In addition, the Company may elect to make voluntary minimum prepayments of $5,000 on any instalment date. During the construction period, interest will be accrued as part of the facility. Once the Project reaches economic completion, interest will be payable at least every three months. In addition, from November 26, 2010, the Company will accrue commitment fees of 0.5% per annum on the uncancelled and undrawn amount of the facility. The accrued commitment fees are payable every six months starting on June 18, 2011.

b)	Senior debt – Export Development Canada (“EDC”)

EDC has provided the Company with a debt facility of up to $150,000, which includes accrued interest. The loan bears interest at Adjusted LIBOR plus a margin that will vary between 3.75% and 4.5% at various periods of the loan. The facility shall be repayable in 23 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. On each of the specified repayment dates, required principal repayments range from 1.25% to 6.25% of the principal amount then outstanding. Notwithstanding, the Company may also elect to make voluntary minimum prepayments of $1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2013. During the construction period, interest is accrued and added to the principal outstanding. Once the Project reaches economic completion, interest will be payable at least every three months. In addition, the Company accrues commitment fees of 1.4% per annum on the uncancelled and undrawn amount of the facility, which are repayable every three months.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
September 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

9	Senior long-term debt facilities (continued)

c)	Senior debt – Korean Development Bank (“KDB”)

KDB has provided the Company with a debt facility of up to $90,000. The debt facility will bear interest at Adjusted LIBOR plus a margin that will vary between 3.65% and 4.1% at various periods of the loan. The facility shall be repayable in 19 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. On each of the specified repayment dates, required principal repayments range from 0.5% to 10.25% of the principal amount then outstanding. Notwithstanding, the Company may also elect to make voluntary minimum prepayments of $1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2013. Interest accrued on these facilities will be payable at least every three months. In addition, the Company accrues commitment fees of 1.4% per annum on the uncancelled and undrawn amount of the facility, which are repayable every three months.

d)	Senior debt – Commercial Banks

A group of commercial banks (“Commercial Banks”) have agreed to provide $50,000 of senior debt to the Company.

The debt facility will bear interest at Adjusted LIBOR plus a margin that will vary between 3.8% and 4% at various periods of the loan. The facility shall be repayable in 15 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. On each of the specified repayment dates, required principal repayments range from 0.5% to 10.25% of the principal amount then outstanding. Notwithstanding, the Company may also elect to make voluntary minimum prepayments of $1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2013. Interest accrued on these facilities will be payable at least every three months. In addition, the Company accrues commitment fees of 1.4% per annum on the uncancelled and undrawn amount of the facility, which are repayable every three months.

e)	Cost overrun facility – Commercial Banks

As part of the project debt facility, the Company was required to arrange a $100,000 cost overrun facility. The Company and the Korean Consortium have agreed to proportionately provide $50,000 of which the Company has satisfied its $35,000 contribution through an equity cost overrun facility agreed to with Louis Dreyfus (note 11(a)). The Korean Consortium has guaranteed to supply its $15,000.

The remaining $50,000 of the cost overrun facility was obtained proportionately from the Commercial Banks. In the event that the Company would draw on the cost overrun facility from the Commercial Banks, it would be subject to the above cash sweep provisions and will bear interest at Adjusted LIBOR plus 4.75%, repayable at least every three months. It shall be repayable in 11 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. On each of the specified repayment dates, required principal repayments range from 2% to 11% of the principal amount then outstanding. Notwithstanding, the Company may also elect to make voluntary minimum prepayments of $1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2015. In addition, the Company accrues commitment fees of 1.8% per annum on the uncancelled and undrawn amount of the facility, which are repayable every three months.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
September 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

10	Subordinated long-term debt facilities

	September 30,	December 31,
	2011	2010
Subordinated loan - KDB (a)	48,535	-
Funding loan - Korean Consortium (b)	41,748	-
Refundable deposit liability (c)	9,205	8,756
Loans from non-controlling interest (d)	139,431	66,331
	238,919	75,087
Less – current portion	-	-

Subordinated long-term debt	238,919	75,087

a)	Subordinated loan – KDB

KDB has provided the Company with a debt facility of up to $64,000, including accrued interest. This facility will rank subordinate with all senior debt in right of payment and security and will bear interest at LIBOR plus a margin that will vary between 3.95% and 4.3% at various periods of the loan. The facility will be repayable within one year of the repayment of the senior debt facilities, subject to voluntary prepayments and cash sweeps. Accrued interest will be payable six months in arrears. In addition, the Company will accrue commitment fees of 0.75% per annum on the uncancelled and undrawn amount of the facility, which will be repayable on the last day of every six-month period ending June 30 or December 31 of each year.

	Face value	Amount
		recognized
Balance - December 31, 2010	-	-
Contributions	50,000	50,000
Financing costs (note 5)	-	(1,795)
Interest accrued	231	-
Accretion of discounted liability for the period	-	330

Balance – September 30, 2011	50,231	48,535

At September 30, 2011, the face value of the debt facility closely reflects the fair value of the instrument.

b)	Funding loan – Korean Consortium

As part of its acquisition of 30% of MMB in 2008, the Korean Consortium is to provide a funding loan (the “Baja funding loan”) of $50,000 to MMB, which is considered part of the Company’s share of the equity residual to be funded. This facility will rank subordinate in right of payment and security with all senior debt and the KDB subordinated loan (notes 9 and 10(a)), and will bear interest at the six-month average LIBOR plus 3.5%. Amounts outstanding after repayment of the senior debt facilities, will accrue interest at the six-month average LIBOR plus 5.5%.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
September 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

10	Subordinated long-term debt facilities (continued)

b)	Funding loan – Korean Consortium (continued)

The facility will be repayable by September 7, 2020, subject to mandatory cash sweeps and voluntary prepayments from distributions available to shareholders of MMB. Accrued interest will be added to the principal until economic completion after which interest would become payable six months in arrears, but only from funds available to MMB shareholders.

The mandatory cash sweep mechanism included in the Baja funding loan represents an embedded derivative, which has been separated from the host instrument (note 11(b)(ii)).

	Face value	Amount
		recognized
Balance - December 31, 2010	-	-
Contributions	50,000	42,583
Financing costs (note 5)	-	(1,796)
Interest accrued	158	-
Accretion of discounted liability for the period	-	961

Balance – September 30, 2011	50,158	41,748

The Company estimated the fair value of the funding loan at recognition based on:

  The application of a discount rate of 8.49% which took into account an element of the cost of borrowing and the marginal rates charged on similar subordinated, unsecured instruments that are repayable over ten years.

c)	Refundable deposit liability

A refundable deposit liability of $10,000 was included in the cash proceeds received from the sale of 30% of the Company’s interest in MMB to the Korean Consortium. This deposit is refundable to the Korean Consortium should a decision be made not to produce manganese from the Boleo Project. Alternatively, additional consideration may be paid to the Company by the Korean Consortium of approximately $13,000 upon a positive decision related to the production of manganese being made by the time of economic completion of the Boleo Project.

During 2010, the Company reviewed the latest available information with regards to its progress on reaching a manganese production decision and it was estimated based on a weighted probability assessment that the manganese production decision could likely be made on or earlier than December 31, 2012.

The amortized cost of the liability was re-measured at May 31, 2010, assuming a remaining life of 31 months, applying an estimated discount rate of 6.73%. As a result, the amortized cost of the refundable deposit liability as at May 31, 2010 was estimated at $8,421 and consequently a reduction in the liability of $1,113 was recognized as a change in estimate in the Consolidated Statement of Operations.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
September 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

10	Subordinated long-term debt facilities (continued)

c)	Refundable deposit liability (continued)

	Face value	Amount
		recognized
Balance - December 31, 2010	10,000	8,756
Accretion of discounted liability for the period	-	449

Balance –September 30, 2011	10,000	9,205

d)	Loans from non-controlling interests

The Korean Consortium has agreed to fund 30% of the historic and future development costs of the Boleo Project. In November 2010, the Company confirmed revised terms on all of MMB’s shareholder loans, including those from the Company. Under the revised terms, these loans will be repayable within ten years from the initial distributions available to the shareholders of MMB, and accrue ordinary interest at 10% per annum.

Management determined that the modifications to the terms were substantial and accounted for the modification as an extinguishment of the existing debt, recognizing an increase in the loans from non-controlling interests of $33,762 in contributed surplus.

	Face value	Amount
		recognized
Balance – December 31, 2010	68,956	66,331
Contributions	63,867	65,188
Interest accrued	8,394	-
Accretion of discounted liability for the period	-	7,912

Balance – September 30, 2011	141,217	139,431

At September 30, 2011, the Company estimated the fair value of loans from non-controlling interests at $127,894, based on:

  Management’s estimate of the probable timing of the repayment of the principal and interest.

  The application of a discount rate of 10.49% which took into account an element of the cost of borrowing and the marginal rates charged on similar subordinated, unsecured instruments that are repayable over ten years.

  The estimated fair value of the voluntary prepayment option of $5,202. The fair value was estimated using a receiver swap option model, applying a risk-free yield curve and a credit-spread that appropriately reflects the credit risk of the Company.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
September 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

11	Derivative instruments

a)	Derivative assets

The Company satisfied its contribution to the cost overrun facility (note 9(e)) through a $35,000 equity cost overrun facility, agreed to with Louis Dreyfus in the form of an irrevocable letter of credit. Should the Company utilize this equity cost overrun facility, Louis Dreyfus will be issued common shares of the Company to the equivalent value of the amounts drawn under the facility, based on a value of Cdn$1.10 per common share, translated at the prevailing exchange rate.

The cost overrun facility represents a purchase put option that does not meet the definition of equity. Consequently, the Company has recorded a non-current derivative financial asset on its balance sheet.

The Company used the Black Scholes model, applying management’s estimate of the weighted probability amount of the facility, which the Company expect to utilize, and estimated the fair value of the put at September 30, 2011 at $6,565 ($3,746 at December 31, 2010). The resulting fair value gains of $2,094 and $2,979 for the three and nine months ended September 30, 2011, respectively, were recognized in the Consolidated Statement of Operations. There were no fair value adjustments recognized during the three and nine months ended September 30, 2010, as the cost overrun facility was not in place until the fourth quarter of 2010. The volatility rate and risk free rate applied in determining the fair value were 80% and 1.18%, respectively.

b)	Derivative liabilities

	September 30,	December 31,
	2011	2010
Hedge liability (b)(i)	33,283	72,730
Mandatory prepayment option (b)(ii)	6,547	-

	39,830	72,730

i)	Hedge liability

In order to satisfy the conditions precedent to the senior long-term debt facilities (note 9), the Company entered into a zero cost collar copper hedging program during 2010 with the Commercial Banks for 50% of the estimated Copper production during 2014, 2015 and 2016.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
September 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

11	Derivative instruments (continued)

b)	Derivative liabilities (continued)

i)	Hedge liability (continued)

The details of the hedging instruments at September 30, 2011 and December 31, 2010 are as follows:

Production	Put price	Call price	Fair value
‘000’s lbs	$ per lb	$ per lb	September 30,	December 31,
			2011	2010
33,716	2.40	3.96	(6,315)	(13,761)
130,146	2.40	3.97	(24,677)	(49,566)
17,637	2.40	4.01	(1,439)	(5,812)
11,097	2.40	4.02	(852)	(3,591)

192,596	2.40	3.97	(33,283)	(72,730)

The Company recognized fair value gains in the Consolidated Statement of Operations of $66,173 and $39,447 during the three and nine months ended September 30, 2011, respectively, and $nil during the three and nine months ended September 30, 2010, as there were no hedge contracts in place at that time.

ii)	Mandatory prepayment option on Baja funding loan

The Baja funding loan (note 10(b)) contains a cash sweep mechanism, which requires that 11% of excess free cash flows available after debt servicing be used to reduce the amounts outstanding on that facility. This mandatory prepayment option represents an embedded derivative, which has been separated from the host contract.

The mandatory prepayment option was initially recognized against contributed surplus at an estimated fair value of $3,355. The fair value at September 30, 2011 of $6,547 was determined based on:

  Management’s estimate of the probable timing of the repayment of the principal and interest under the cash sweep mechanism;

  The application of a discount rate of 10.49% which took into account an element of the cost of borrowing and the marginal rates charged on similar instruments.

The Company recognized a fair value loss in the Consolidated Statement of Operations of $3,192 during the three and nine months ended September 30, 2011 and $nil during the three and nine months ended September 30, 2010, as the Baja funding loan was not in place at that time.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
September 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

12	Share capital

a)	Authorized share capital

The Company has been authorized to issue an unlimited number of common shares without par value.

b)	Warrants

Details of share purchase warrant activity is as follows:

Warrants outstanding – January 1, 2010	25,046,978
Brokers’ warrants	1,093,750
Warrants issued for equity cost overrun facility	7,408,727
Warrants expired during the period	(110,000)

Warrants outstanding – December 31, 2010	33,439,455
Warrants exercised during the period	(101,813)
Warrants expired during the period	(8,667,165)

Warrants outstanding – September 30, 2011	24,670,477

The following table summarizes information about share purchase warrants outstanding at September 30, 2011:

Range of	Number of warrants	Weighted average	Weighted average
prices	outstanding and	contractual life	exercise price
Cdn$	exercisable	(years)	Cdn$
0.50 to 0.99	1,093,750	0.37	0.88
1.00 to 1.49	7,408,727	3.75	1.38
1.50 to 2.50	16,168,000	0.98	2.49

	24,670,477	1.79	2.08

c)	Stock options

Details of the Company’s stock option activity are as follows:

	Number of	Weighted average
	options	exercise price
		Cdn$
Stock options outstanding – January 1, 2010	13,075,000	0.43
Granted	13,815,000	1.16
Exercised	(1,578,750)	0.37
Forfeited	(62,500)	0.87

Stock options outstanding – December 31, 2010	25,248,750	0.83
Granted	5,600,000	1.10
Exercised	(3,953,750)	0.41
Forfeited	(370,000)	1.05

Stock options outstanding – September 30, 2011	26,525,000	0.95

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
September 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

12	Share capital (continued)

c)	Stock options (continued)

The following table summarizes information about stock options outstanding and exercisable at September 30, 2011:

		Weighted
	Number of	average	Weighted	Number of	Weighted
Range of	outstanding	years to	average	exercisable	average
prices	options	expiry	exercise price	options	exercise price
Cdn$			Cdn$		Cdn$

0.40 to 0.49	5,410,000	1.39	0.40	5,410,000	0.40
0.50 to 0.99	2,220,000	2.69	0.59	2,170,000	0.59
1.00 to 1.49	18,895,000	4.27	1.15	3,848,750	1.16

	26,525,000	3.55	0.95	11,428,750	0.69

The Company’s stock option plan (“the plan”) allows the Company to grant stock options up to a maximum of 10% of the number of issued shares of the Company. At September 30, 2011, the Company has reserved 32,922,308 common shares under the plan.

Options granted under the plan will vest with the right to exercise one-quarter of the options upon conclusion of every six months subsequent to the grant date, unless the specified contract length is a shorter period.

The fair value of the options granted during the period was estimated at each measurement date using the Black-Scholes option-pricing model. During the period, the Company granted 5,600,000 five-year stock options to consultants and employees, with a fair value of $3,296 (Cdn$3,223) attributed to these options. The total stock-based compensation recorded during the three and nine months ended September 30, 2011 on all vested options was $1,555 (2010 – $159) and $6,471 (2010 – $605), respectively. This has been recognized, based upon the work carried out by the employee or consultant, to either stock-based compensation expense (three months ended: $1,156; 2010 - $119 and nine months ended: $4,362; 2010 -$413, respectively) or to mineral properties (three months ended: $399; 2010 - $40 and nine months ended $2,109; 2010 - $192), with the offsetting amount recorded as a credit to contributed surplus.

The fair value of stock options granted during the period was estimated at each measurement date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

	2011	2010

Risk-free interest rate	1.88%	1.78%
Dividend yield	0%	0%
Expected volatility	79%	84%
Expected stock option life	3.16 years	3.16 years
Weighted average forfeiture rate	0%	0%
Weighted average exchange rates during the period (US$/Cdn$1)	$1.0227	$0.9618
Weighted average fair value of stock options granted	$0.59	$0.43

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
September 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

13	Related party transactions

The Company entered into the following related party transactions with directors or officers of the Company or with companies with directors or officers in common during the three and nine months ended September 30:

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010

Directors fees – administration	70	18	224	54
Management fees – administration	90	75	675	152
Management fees – development costs	120	103	442	316
	280	196	1,341	522

The above transactions, as well as the loans from the Korean Consortium, occurred in the normal course of operations.

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers, other senior members of the management team and the board of directors. The following compensation has been provided to key management personnel:

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010

Compensation – cash and benefits	478	339	1,935	958
Compensation – stock-based compensation	968	41	3,738	238
	1,446	380	5,673	1,196

Upon resignation at the Company’s request, executive officers are entitled to termination benefits up to the lesser of 24 months or the period remaining until age 65.

14	Segmented information

The Company’s only business activity is the development of mineral properties, which is carried out in Mexico.

The breakdown by geographic area as at September 30, 2011 is as follows:

	Canada	Mexico	Consolidated

Non-current assets	19,856	509,654	529,510
Current assets	35,407	28,149	63,556
Total assets	55,263	537,803	593,066
Total liabilities	13,215	323,872	337,087

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
September 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

14	Segmented information (continued)

The breakdown by geographic region as at December 31, 2010 is as follows:

	Canada	Mexico	Consolidated

Non-current assets	114,234	224,809	339,043
Current assets	41,056	11,131	52,187
Total assets	155,290	235,940	391,230
Total liabilities	2,253	160,822	163,075

No revenues were earned in either of the geographic areas.

15	Commitments

a)

The Company has entered into numerous contracts regarding development of the Boleo Project. Total contractual obligations entered at September 30, 2011 are estimated to be $293,674, the payments for which are expected as follows:

2011	117,470
2012	176,204
293,674

b)

The Company has a number of management and consulting agreements. The future commitments under these contracts as at September 30, 2011 amount to $1,343, the payments for which are all expected as follows:

2011	140
2012	558
2013	532
2014	113
1,343

c)

The Company entered into an office lease at a new location in 2010. The lease committed the Company to a 10 year lease at an average monthly lease expense of $54 (Cdn$53) per month. In addition to the monthly lease payments, the Company has provided a security deposit of $462 (Cdn$480), and has provided a letter of credit (“LC”), related to the tenant improvement allowance, of $740 (Cdn$757) prior to occupancy (note 4(b)). The LC obligation will reduce evenly over the 10 year lease beginning after the second year of the lease. The Company’s future minimum lease payments under these leases are as follows:

2011	151
2012 – 2016	3,012
Thereafter	2,238
5,401

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
September 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

15	Commitments (continued)

e)

As required by the terms of the senior long-term debt facilities, the Company has agreed to terms of an off- take arrangement with Louis Dreyfus whereby the Company committed to sell, on commercial terms, 70% of the copper and cobalt that is expected to be produced during the first 10 years of the Boleo Project’s operations.

f)

Under the terms of the senior long-term debt facilities, the Company is required to fund a project reclamation funding account to cover the costs of unscheduled reclaiming of plant and surface infrastructure. In accordance with these terms, the Company has deposited $3,500 and has committed to deposit $9,900 into the project reclamation funding account before December 31, 2013.

2011	1,400
2012	4,900
2013	3,600
9,900

g)

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

16	Supplemental cash flow information

The non-cash investing and financing activities of the Company includes the following:

	September 30,	September 30,
	2011	2010

Increase in accounts payable and accrued liabilities related to mineral properties	31,613	6,433

(Decrease) increase in accounts payable and accrued liabilities related to property, plant and equipment expenditures	(1,237)	893

(Decrease) increase in accounts payable and accrued liabilities related to deferred financing costs	(395)	21,257

Borrowing costs	6,061	1,300

Stock-based compensation	2,109	191

Other supplemental information:

Interest received	395	64

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
September 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

16	Supplemental cash flow information (continued)

Cash and cash equivalents comprise:
	September 30,	September 30,
	2011	2010
Cash in bank	14,485	14,617
Term deposits with maturity of less than three months	588	-
	15,073	14,617

17	Transition to IFRS

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s reported balance sheets and statements of operations.

In order to allow the users of the financial statements to better understand these changes, the Company’s Canadian GAAP Consolidated Balance Sheets as at September 30, 2010, including a reconciliation of equity, and Consolidated Statements of Operations and Consolidated Statements of Comprehensive Loss for the three and nine months ended September 30, 2010 have been reconciled to IFRS, with the resulting differences explained.

Reconciliations of assets, liabilities, equity and comprehensive income from those the Company reported under Canadian GAAP to IFRS follow below, with an explanation of the significant differences between Canadian GAAP and the current IFRS accounting policies applied by the Company. These differences result in the adjustments included in the tables that follow.

(a)	Functional currency

Under Canadian GAAP, the functional currency of MMB was the Canadian dollar, and under IFRS, the Company concluded that the functional currency of MMB is the US dollar. Under IFRS, the foreign currency non-monetary assets and liabilities of MMB are translated into the presentation currency at their historical rates.

As a result of the change in functional currency of MMB on transition to IFRS from Canadian dollars to US dollars, the Company has changed its presentation currency to US dollars. The currency translation adjustment arising from Baja Mining Corp., Costeros and Meseta having a different functional currency than the presentation currency of the consolidated group is recognized in other comprehensive income. In addition, on adoption of IFRS the Company chose to apply the IFRS 1 election that allows a first-time adopter to set the currency translation adjustment to zero at January 1, 2010 and adjust deficit by the same amount.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
September 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

17	Transition to IFRS (continued)

(b)	Mineral properties

The adjustments to environmental liabilities (note 17(d)), were recognized against the carrying value of mineral properties in accordance with IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities (“IFRIC 1”).

As a result of the recognition of the subordinated loans from related parties at fair value and subsequently at amortized cost (note 17(e)), subsequent accretion amounts (which are considered to be borrowing costs) have been capitalized to the carrying value of mineral properties in accordance with IAS 23 Borrowing Costs (“IAS 23”). Furthermore, the refundable deposit liability (note 10(c)) was determined to represent general borrowings as contemplated in IAS 23. As a result, the accretion expense related to the refundable deposit liability, which was previously recognized in accumulated deficit, was capitalized to mineral properties as at January 1, 2010 and continues to be capitalized under IFRS, based on the application of a weighted average capitalization rate.

Under Canadian GAAP, the Company recognized a deferred tax liability related to share-based payment amounts capitalized to mineral properties. The corresponding deferred tax expense was capitalized to development costs within mineral properties. However, IFRS prohibits the recognition of the deferred tax liability related to capitalized share-based payments as it does not stem from a business combination nor does it affect accounting or taxable income at the time. Therefore, the deferred tax expense previously capitalized to mineral properties has been derecognized.

(c)	Share-based payment

IFRS requires measurement of share-based payments to non-employees be based on the fair value of the goods or services received, determined at the date of receipt. However, the definition of an employee under IFRS is much broader as it also includes “others who perform services similar to those rendered by employees”.

Canadian GAAP requires that share-based payments to non-employees be based on the most reliable measure of either, (i) the stock options (based on a recognized valuation technique such as the Black Scholes model), or (ii) the fair value of the goods or services provided by the non-employee. The Company’s non-employee share-based payments were measured based on the fair value of the stock options as determined using the Black Scholes valuation model. Canadian GAAP also requires that stock options granted to non-employees be measured at the earliest of (i) the date that the counterparty’s performance is complete, (ii) the date at which a performance commitment is reached, or (iii) in the case of fully vested options, the grant date.

(d)	Environmental liabilities

Under IFRS, estimates of provisions are required to be revisited at each reporting date. This includes re-assessing the appropriateness of assumptions used in estimating the carrying value of the provisions, including assumptions related to the discount rate used in determining the present value of the obligation. In accordance with IFRIC 1 (and similar to Canadian GAAP), changes resulting from the re-measurement of provisions are to be recognized against the value of the corresponding asset. Changes that reflect the passage of time (accretion) are recognized as finance costs.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
September 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

17	Transition to IFRS (continued)

(d)	Environmental liabilities (continued) Under Canadian GAAP, environmental liabilities are not adjusted for changes in the discount rate and accretion was recognized as part of operating expenses.

(e)

Measurement of subordinated debt from non-controlling interests

Under Canadian GAAP, the subordinated loans from the Korean Consortium received subsequent to the sale of 30% of the Company’s interest in MMB to the Korean Consortium are related party transactions and were recorded at face value (note 10(d)).

IFRS does not contain separate measurement criteria for related party transactions. As such, the subordinated loans from the Korean Consortium are measured in accordance with IAS 39, which requires that these loans be recognized initially at fair value and thereafter at amortized cost. This has resulted in additional borrowing costs being capitalized to mineral properties in accordance with IAS 23, as the loans from non- controlling interests are specific to the development of the Boleo Project.

(f)

Other comprehensive income (loss)

Other comprehensive income (loss) consists of the change in the currency translation adjustment. As described in note 17(a), a currency translation adjustment did not arise under Canadian GAAP.

(g)

Non-controlling interests

Under IFRS, non-controlling interests are required to be presented as part of equity. In addition, total comprehensive loss is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. However, since the Company has applied the requirements of IFRS 3 to future business combinations (without revisiting past business combinations), the latter provision of IAS 27 has been applied prospectively from January 1, 2010.

Under Canadian GAAP, the Company did not early adopt the provisions of CICA Handbook Section 1602 Non-controlling interests, and thus, did not recognize a loss from non-controlling interests. The Company applied CICA Handbook Section 1600 Consolidated Financial Statements, which prohibited the recognition of non-controlling interests with a deficit balance.

(h)

Cash flows

The adoption of IFRS has had no impact on the net cash flows of the Company. The changes made to the consolidated balance sheets and consolidated statement of operations have not resulted in significant reclassification amongst total amounts of operating, investing and financing activities on the statement of cash flows. As there have been no changes to the net cash flows, no reconciliation has been prepared.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
September 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

17	Transition to IFRS (continued)

Consolidated assets, liabilities and equity have been reconciled from Canadian to IFRS as at September 30, 2010 as follows:

	Note	Canadian	Effect of	IFRS
		GAAP	transition to
			IFRS
ASSETS

Current assets		18,112	-	18,112

Other receivables		480	-	480
Deferred financing costs	(a)	30,385	14	30,399
Mineral properties	(a)-(e)	162,873	5,197	168,070
Property, plant and equipment	(a)	3,884	92	3,976

Total assets		215,734	5,303	221,037

LIABILITIES AND EQUITY

Current liabilities		31,884	-	31,884

Environmental liabilities	(d)	192	(3)	189
Subordinated long-term debt	(e)	51,382	5,901	57,283

Total liabilities		83,458	5,898	89,356

Share capital		112,948	-	112,948
Contributed surplus	(c)(e)	102,211	(4,481)	97,730
Deficit	(a)-(d)	(76,393)	(4,870)	(81,263)
Accumulated other comprehensive (loss) income	(a)	(6,490)	8,832	2,342

Equity attributable to shareholders of the Company		132,276	(519)	131,757

Non-controlling interests	(g)	-	(76)	(76)

Total equity		132,276	(595)	131,681

Total liabilities and equity		215,734	5,303	221,037

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
September 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

17	Transition to IFRS (continued)

The Consolidated Statement of Operations for the three months ended September 30, 2010 under Canadian GAAP has been reconciled to IFRS as follows:

	Note	Canadian	Effect of	IFRS
		GAAP	transition to
			IFRS
Expenses
General and administration		664	-	664
Wages and subcontractors		334	-	334
Stock-based compensation		119	-	119
Depreciation	(b)(d)	255	(144)	111
Management and directors fees		93	-	93
Professional and consulting fees		585	-	585
Research		121	-	121
Shareholders information		256	-	256

Loss (income) before other items		(2,427)	144	(2,283)
Foreign exchange (loss) gain	(a)	1,435	(3,083)	(1,648)
Net financing cost and other income	(d)	64	(7)	57

Loss before income tax		(928)	(2,946)	(3,874)
Income tax expense		(52)	-	(52)

Loss for the period		(980)	(2,946)	(3,926)

(Loss) income for the period attributable to:
Shareholders of the Company	(a)(b)(d)	(980)	(3,082)	(4,062)
Non-controlling interests	(g)	-	136	136

Basic and diluted loss per share		(0.01)	(0.02)	(0.03)

The Consolidated Statement of Comprehensive Loss for the three months ended September 30, 2010 under Canadian GAAP has been reconciled to IFRS as follows:

	Note	Canadian	Effect of	IFRS
		GAAP	transition to
			IFRS
Loss for the period	(a)(b)(d)	(980)	(2,946)	(3,926)

Other comprehensive income (loss)
Currency translation adjustment	(a)	(3,592)	7,306	3,714

Total comprehensive (loss) income		(4,572)	4,360	(212)

Total comprehensive (loss) income attributable to:
Shareholders of the Company	(a)(b)(d)	(4,572)	4,224	(348)
Non-controlling interests	(g)	-	136	136

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
September 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

17	Transition to IFRS (continued)

The Consolidated Statement of Operations for the nine months ended September 30, 2010 under Canadian GAAP has been reconciled to IFRS as follows:

	Note	Canadian	Effect of	IFRS
		GAAP	transition to
			IFRS
Expenses
General and administration		929	-	929
Wages and subcontractors		1,849	-	1,849
Stock-based compensation	(c)	361	52	413
Depreciation	(b)(d)	554	(378)	176
Management and directors fees		206	-	206
Professional and consulting fees		1,269	-	1,269
Research		447	-	447
Shareholders information		556	-	556

(Loss) income before other items		(6,171)	326	(5,845)
Foreign exchange gain (loss)	(a)	985	(434)	551
Net financing cost and other income	(d)	63	(7)	56
Change in estimate – refundable deposit liability		1,113	-	1,113

Loss before income tax		(4,010)	(115)	(4,125)

Income tax (expense) recovery	(b)	40	(72)	(32)

Loss for the period		(3,970)	(187)	(4,157)

Loss for the period attributable to:
Shareholders of the Company	(a)-(d)	(3,970)	(187)	(4,081)
Non-controlling interests	(g)	-	(76)	(76)

Basic and diluted loss per share		(0.03)	(0.00)	(0.03)

The Consolidated Statement of Comprehensive Loss for the nine months ended September 30, 2010 under Canadian GAAP has been reconciled to IFRS as follows:

	Note	Canadian	Effect of	IFRS
		GAAP	transition to
			IFRS
Loss for the period	(a)-(d)	(3,970)	(187)	(4,157)

Other comprehensive income (loss)
Currency translation adjustment	(a)	(2,166)	4,508	2,342

Total comprehensive (loss) income		(6,136)	4,321	(1,815)

Total comprehensive (loss) income attributable to:
Shareholders of the Company	(a)-(d)	(6,136)	4,397	(1,739)
Non-controlling interests	(g)	-	(76)	(76)

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
September 30, 2011
(expressed in thousands of US dollars, unless stated otherwise)

18	Subsequent event

On October 18, 2011, the Company drew down the first advance of funds against its available senior long-term debt facilities, signifying the satisfaction of the remaining conditions precedent (note 9). The Company drew $123,500, proportionately against the senior debt facilities from US Exim, EDC, KDB and the Commercial Banks.